UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of February, 2008
Commission File Number 001-33921
CASCAL N.V.

(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Press Release
     On February 8, 2008, Cascal N.V. (“Cascal”) issued a press release, attached as Exhibit 99, announcing the underwriters’ partial exercise of the over-allotment option in connection with Cascal’s recent initial public offering.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCAL N.V. (Registrant)
By:	/s/ S. Richer
	Name:	Stephane Richer
	Title:	Chief Executive Officer

Date: February 8, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit

99	Press Release — “Cascal N.V. Announces Partial Exercise of Over-allotment Option by Underwriters”